CUTLER LAW GROUP

M. Richard Cutler, Esq

Corporate Securities Law

M Gregory Cutler, Esq.

Admitted in California & Texas

Admitted in Florida

September 15, 2011

Stephen Krikorian, Accounting Branch Chief

Evan S. Jacobson, Staff Attorney

Mark P. Shuman, Branch Chief - Legal

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-4561

Re:

Competitive Technologies, Inc.

Form 10-K for the Fiscal Year Ended July 31, 2010 Filed October 27, 2010

Transition Report on Form 10-Q for the Transition Period from November 1, 2010 to December 31, 2010 Filed February 22, 2011

Form 10-Q/A for the Quarterly Period Ended June 30, 2011 Filed August 18, 2011

Form 8-Ks Filed on September 13, 2010, December 15, 2010,

March 4, 2011, April 19, 2011, and May 4, 2011

File No. 001-08696

Form S-8 Filed on August 19, 2011 File No. 333-176389

Gentlemen and Ladies:

We are in receipt of your correspondence dated August 23, 2011, and addressed to Johnnie D. Johnson, Chief Executive Officer and Chief Financial Officer of the Company. This letter includes responsive comments to your letter.  The responses contained herein correspond in Part and Number to the comments in your letter of August 23, 2011.

General

1.

We reissue prior comment 1 in part; there does not appear to be a legal basis for your assertion that "disclosure controls and procedures in place are considered adequate when accurately followed."  In addition, as noted below, it appears that certain current reports on Form 8-K required to be filed during the period were not timely filed.  Please tell us how you concluded that your disclosure controls and procedures were effective for the period ended March 31, 2011.  See Exchange Act Rule 13a-15(e), and for guidance, refer to Sections II.D and II.E of SEC Release No. 33-8238.  In addition, please confirm that in future periods, you will consider untimely or missing filings on Form 8-K when evaluating the effectiveness of your disclosure controls and procedures, and acknowledge your understanding that untimely filings may impact your eligibility to use Form S-3.  See General Instruction I.A.3(b) of Form S-3.

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Response:

We concur that several current reports on Form 8-K were not timely filed in prior periods.  The former Chairman, President and CEO, who was terminated for cause a year ago, chose not to file a number of material agreements that have now been filed.  At that time our internal control procedures were not adequate.

When the former Chairman, President and CEO was terminated, new management implemented additional internal controls which discovered this oversight.  The Company conducted a review of all agreements which unfortunately took more time than we would have liked and resulted in delayed filing of some agreements.  However, as of January 1, 2011 we believe the adequate internal controls had been fully implemented and during the period have been successful in ensuring that all reports required to be filed have been timely filed.  Please see our responses to Comments 12, 13, and 14 in this regard.

We are committed to achieving timely filing of agreements going forward.  We believe that the filing of the previously unfiled agreements from prior periods reflects this commitment and shows that current disclosure controls and procedures are in fact adequate.

Form 10-K/A for the Fiscal Year Ended July 31, 2010

General

2.

The publicly-filed version of your amended annual report on Form 10-K contains crossed-out disclosure. Please file an amended Form 10-K without such markings.

Response:

This was an issue with our new EDGAR software that has been addressed.  We have filed an amended form 10-K without crossed-out disclosure as requested.

Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page 34

3.

We note your response to prior comment 5. Please further explain why you present revenue on a net basis for sales of inventory shipped directly from the manufacturer in Korea, considering that you had latitude in pricing, discretion in selecting the supplier, and assume all credit risk.  In this regard, it does not appear that you were acting as the agent in this arrangement.  Expand on your assertions that GEOMC was the primary obligor and that customers looked to GEOMC for fulfillment.  Tell us whether customers placed their orders directly with GEOMC.

3355 W. Alabama St. Suite 1150

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Response:

For all transactions involving shipments of medical devices from GEOMC in South Korea, GEOMC maintained front-end inventory risk, which is a strong indicator of net presentation.  We do believe we were, for the specific transactions in question, acting as an agent for these transactions.  It is true that customers did not place orders directly with GEOMC.  However, for ease of transactions CTTC took orders from customers and assumed the credit risk associated with those orders.  Customers looked to GEOMC for fulfillment of these orders which were shipped from Korea and during the period covered by the report in question, customers had direct interactions with GEOMC to make shipping arrangements, including providing delivery location and to coordinate payment of import duties and other locally imposed fees.  Customers whose devices were shipped from Korea looked to GEOMC to resolve any issues involving damage to shipments or non-delivery.  In these transactions, CTTC had latitude in pricing, but the percentage from each sale received by CTTC remained constant and the amount owed to GEOMC was a fixed amount which did not depend on payment from the customer.

While we do, as specified in our agreement with our client, Professor Giuseppe Marineo, have discretion in selecting the supplier, it is not that simple in practice.  We also have an agreement with the current supplier, which has a ten-year term.  In order to select a new supplier, prior to September of 2017, we would need to void the existing agreement with GEOMC.  Absent a material reason to void the agreement with GEOMC, that process could involve legal expenses the Company would prefer not to incur.

Concentration of Revenues, page 36

4.

We note your responses to prior comments 6 and 7. It does not appear that the criteria to recognize revenue pursuant to SAB Topic 13.A.1 were met. Specifically, there does not appear to be sufficient evidence of an arrangement or sufficient evidence that the fee was fixed or determinable without a refund or adjustment and was reasonably assured to be collected. As such, if you lack such evidence, consider revising to recognize the related revenue as the payments from LEG were collected.

Response:

In reviewing the situation now a year later, one could in retrospect conclude that the collection of payments due from LEG may not have been reasonably assured.  However, at the time of the report in question, the Form 10-K for the year ended July 31, 2010, the Company had an agreement in place with LEG that specified the number of devices being ordered, the fixed price for each device and the payment terms for the devices ordered.  The Company had received payment in full for its first order from LEG (10 devices shipped in September 2009 and paid in full in November 2009).

There was a detailed payment schedule established for the 100 devices shipped between March and July 2010, and LEG had committed to make payments in accordance with those terms, either 120 days or 90 days, depending on the specific shipment date.  In the agreement, the price per device was fixed and there was no discussion within the agreement of returns or refunds.

3355 W. Alabama St. Suite 1150

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In addition, CTTC's then-Chairman, President and CEO was in nearly daily contact with the senior management at LEG.  At July 31, 2010, no payments had been missed and there was no indication that payments would not be made in accordance with the previously negotiated and agreed to schedule.  When the former Chairman, President and CEO was terminated for cause in early September 2010, new management worked to establish a new relationship with the LEG partners.  Prior to that time only the former Chairman, President and CEO had interacted with LEG on behalf of CTTC.

Between July 31, 2010 and October 26, 2010 when the original Form 10-K was filed LEG made payments of $658,000 toward the total amount owed at year-end ($2.0 million for the devices, plus shipping fees).  LEG was somewhat behind on the agreed to schedule.  However, because CTTC had just undergone a management change, new management was initially willing to accept a modification to the payment schedule to help cement a good working relationship with a business partner unfamiliar with the new corporate leadership.  After several phone calls and emails to LEG managers regarding their noncompliance with the revised payment schedule and attempts to work out another new payment schedule, an additional $250,000 was received by CTTC in early November 2010.  After mid-November, LEG managers made it clear to CTTC's leaders that they did not intend to make any further payments

Signatures

5.

We reissue prior comment 12 of our letter dated May 25, 2011 and comment 19 of our letter dated February 2, 2011.  Mr. Johnson has only signed your annual report on behalf of the registrant; he has not signed your annual report in his individual capacity as principal executive, principal financial officer, and principal accounting officer.  See General Instruction D(2)(a) of Form 10-K and the "Signatures" section of Form 10-K.  Please file an amended annual report on Form 10-K that, in addition to including Mr. Johnson's signature on behalf of the registrant, also includes his signature in his individual capacity as your principal executive, principal financial officer, and principal accounting officer; this additional signature should follow the language "Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated."

Response:

We have filed an amended annual report on Form 10-K with the appropriate signature blocks as requested.

3355 W. Alabama St. Suite 1150

Tel (713) 888-0040

Houston, Texas 77098

www.cutlerlaw.com

Fax (800) 836-0714

CUTLER LAW GROUP

Transition Report on Form 10-Q for November 1, 2010 through December 31, 2010, Filed on February 22, 2011

Unregistered Sales of Equity Securities and Use of Proceeds, page 27

6.

Your response to prior comment 13 does not include the information requested by the comment. In your response letter, please include the section of the Securities Act or the rule of the Commission under which exemption from registration was claimed and state briefly the facts relied upon to make the exemption available. See Item 701(d) of Regulation S-K.

Response:

The shares were issued in reliance on Section 4(2) of the Securities Act and Rule 506 of regulation D thereunder.  The shares were issued to one existing shareholder and debtholder of the Company.   The Company’s management has personal direct knowledge that the shareholder is an accredited investor as defined by Rule 501(a)(5).

Form 10-Q/A for the Quarterly Period Ended June 30, 2011

Cover Page

7.

You have not checked the box indicating whether or not you are a shell company, as defined in Exchange Act Rule 12b-2. Please ensure that you check the appropriate box in future filings.

Response:

We have filed an amended Form 10-Q/A which has the box checked that we are not a shell corporation.

Financial Information

Notes to Condensed Consolidated Interim Financial Statements (Unaudited) Note 1. Basis of Presentation, page 9

8.

We note your response to prior comment 14. As previously requested, explain the substantive differences between the LEI and LEG.  In this regard, describe the corporate structure, the management team, and the nature of operations.  In addition, your response should provide the specific information about your customer, LEI, that you considered in determining that this amount met the collectability criterion for revenue recognition purposes and how you assessed the collectability of the related receivable.  In this regard, address how you were "assured of the financial ability of LEI."  Tell us how LEI was

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involved in the previous revenue arrangement with its 51% joint venture, LEG, from whom you were not able to collect amounts due for these units.

Response:

LEG and LEI today are two very different entities.  Originally LEI was a joint venture between LEG (which held 51% of the JV) and Hospital Consulting, which was a minority (49%) partner, without authority in the decision-making process.  The current LEI is 100% owned by HC and completely separate from LEG, which no longer owns any part of LEI, nor has any control of LEI's activities.  The President of current LEI holds a senior position at Hospital Consulting as well.

CTTC worked closely with its client Giuseppe Marineo and his lawyer, Avv. Giuseppe Belcastro along with CTTC's contracted International Sales Manager, Umberto Marangoni, to assess the situation with LEG, when it became apparent that there was a problem with payment for devices sold to LEG.  These individuals assisted both LEI and CTTC to divest themselves of all legal interactions with LEG — including the dissolution of the original joint venture which formed LEI — and to acquire title to all devices formerly in LEG's inventory.  Through regular interaction with these local individuals, CTTC and LEI formed a trusting relationship which enabled the parties to prosper from a new distribution agreement which was finalized March 31, 2011 (and officially notarized by Italian officials in April 2011).

The current senior managers of LEI were not involved in the day-to-day operations of the joint venture with LEG.  Initially they provided a significant amount of funding for the joint venture and also introductions into hospitals and medical facilities in Italy.  Current management of LEI dissolved all ties with the former LEG and all of its principals with an official, notarized agreement, effective March 31, 2011.

Controls and Procedures, page 27

9.

As noted below, it appears that a current report on Form 8-K required to be filed during the quarter ended June 30, 2011 was not timely filed. Please tell us how you concluded that your disclosure controls and procedures were effective for the period ended June 30, 2011. See Item 307(d) of Regulation S-K.

Response:

Please see our response to Comment 1 regarding the implementation of internal controls and correction of mistakes made by prior management.

Specific to this period, we believe all reports required to be filed were timely filed.  In this regard please see our response to Comments 13, and 14.  We are committed to achieving timely filing of agreements going forward

3355 W. Alabama St. Suite 1150

Tel (713) 888-0040

Houston, Texas 77098

www.cutlerlaw.com

Fax (800) 836-0714

CUTLER LAW GROUP

Form 8-K Filed on September 13, 2010

10.

We note your response to prior comment 15. Please confirm that you will file future Item 5.02(c) Form 8-Ks within four business days after the occurrence of the triggering event, and will clearly disclose the date of the actions taken.

Response:

We confirm that all future Item 5.02(c) Form 8-K’s will be filed timely as required and disclose the date of the actions taken.

Form 8-K Filed on December 15, 2010

11.

Your response to prior comment 16 and the Form 8-K filed on December 15, 2010 state that the rights agreement was executed on December 14, 2010. The rights agreement, however, is dated December 2, 2010, and Section 31 of the agreement states that it "shall be effective as of the Close of Business" on that date. Please advise.

Response:

We reiterate our response that a contract can only be effective upon execution by all required parties.  In this regard, please note that there is a legal distinction between the “execution date” and the “effective date,” which can be retroactive.  Since the transfer agent was a party to the agreement, the agreement could not be fully executed until signed by the transfer agent, which occurred on December 14, 2010.

Essentially, on December 14, 2010 the agreement went retroactively effective back to December 2, 2010.  However, until all parties had signed the agreement there was not a definitive agreement and the Company could not file it as such.

Form 8-K Filed on March 4, 2011

12.

This Form 8-K includes as an exhibit a distributor appointment agreement with GEOMC Co., Ltd. dated February 4, 2011 granting rights in Japan. Current reports filed pursuant to Item 1.01 of Form 8-K are required to be filed within four business days after the occurrence of the event. See General Instruction B.1 of Form 8-K. Please advise.

Response:

The distributor appointment agreement dated February 4, 2011 in itself is not a material agreement.  The agreement only grants GEOMC the right to select a distributor for a region; we actively considered the materiality of this right and affirmatively determined that it was immaterial.  Management conferred with its Corporate Securities Counsel and was advised that management’s conclusion regarding materiality was well founded.

3355 W. Alabama St. Suite 1150

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CUTLER LAW GROUP

The only definitive material agreement filed with this report was the License Agreement, dated September 25, 2007, which we agree should have been filed in 2007.  The former Chairman, President and CEO, who was terminated for cause a year ago, chose not to file that agreement and several others that have now been filed.  When new management conducted a review of agreements and realized that none of the agreements with GEOMC had been filed, they determined to file the License Agreement along with all of the ancillary, non-material agreements as a package.  We determined that disclosing the agreements as a package would provide a more clear view of the relationship between the two entities.

Form 8-K Filed on April 19, 2011

13.

This Form 8-K includes as an exhibit a distribution agreement with Life Episteme Italia entered into on March 31, 2011. Current reports filed pursuant to Item 1.01 of Form 8-K are required to be filed within four business days after the occurrence of the event. See General Instruction B.1 of Form 8-K. Please advise.

Response:

We reiterate our response that a contract can only be effective upon execution by all required parties.  In this regard, please note that there is a legal distinction between the “execution date” and the “effective date,” which can be retroactive.

The distribution agreement with Life Episteme Italia was effective as of March 31, 2011.  However, we did not receive the fully executed document with notarized signatures from Italy until April 14, 2011 or thereafter.  Until the Company receives the fully executed document the Company could not know that the agreement has been properly executed, and thus could not file the Form 8-K disclosing the agreement.  The 8-K was filed within four business days of receipt of the executed document in the US.

Form 8-K Filed on May 4, 2011

14.

We note your response to prior comment 20, which states that you "initially did not believe that the original agreement with Spero was a material agreement," and that you "determined that a more cautious approach was to file the agreement together with the Spero agreement rather than waiting for the next periodic report." Your response does not address the February 4, 2011 amendment to the agreement. Please tell us whether you believed that the agreement was material when you amended it on February 4, 2011; if the agreement was not material at the time of the amendment, tell us how and when the agreement became material. Your response should address the guidance provided in Question 102.01 of the Division of Corporation Finance's Compliance and Disclosure Interpretations of Exchange Act Form 8-K.

3355 W. Alabama St. Suite 1150

Tel (713) 888-0040

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CUTLER LAW GROUP

Response:

At the time of the Amendment, management actively considered the materiality of the Spero agreement, as amended, and affirmatively determined that neither at the time of its initial agreement with Spero Pain Relief Therapy, nor at the time we amended that agreement in February 2011, did we consider it material.  Management conferred with its Corporate Securities Counsel and was advised that management’s conclusion regarding materiality was well founded.

However, as we reviewed all the Company's agreements in the ensuing months, we determined that many material agreements had not been disclosed by prior management.  In considering that and the Commission’s comments with respect to the filing of agreements, management subsequently made the decision to take a much more conservative approach to the filing of agreements.  We therefore decided that, while we still do not believe the Spero and Restore Medical agreements meet the threshold of materiality, it was in the best interest of the Company to file these agreements.

15.

Your response to prior comment 20 states that the agreement with Restore Medical Therapies was not fully executed until signed by Restore Medical Therapies on April 27, 2011. It is unclear why the Form 8-K states that you entered into the agreement on April 20, 2011 if it was not actually executed at that time.  Please advise.  In addition, confirm that in future filings, you will clearly state the date that material agreements are executed, binding obligations.

Response:

We acknowledge that the wording of our Form 8-K was unclear regarding the effective date of the agreement with Restore Medical Therapies, because the agreement was effective as of April 20, 2011, but not fully executed until April 27, 2011.  We confirm that in future filings we will be more clear in stating the date that material agreements are executed, binding agreements.

Form S-8 Filed on August 19, 2011

16.

The Form S-8 does not include a conformed signature from Mr. Johnson on behalf of the company. See Instructions

Response:

We have filed an amended Form S-8 with an appropriate conformed signature.  Please note that the Form S-8 was signed by Mr. Johnson on behalf of the company, however the signature was not reflected in the EDGARized and filed document.

* * *

3355 W. Alabama St. Suite 1150

Tel (713) 888-0040

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www.cutlerlaw.com

Fax (800) 836-0714

CUTLER LAW GROUP

Please feel free to call me at any of the numbers listed on this letter if you have further questions or comments.

Very truly yours,

Cutler Law Group

3355 W. Alabama St. Suite 1150

Tel (713) 888-0040

Houston, Texas 77098

www.cutlerlaw.com

Fax (800) 836-0714